Professionally managed mutual funds allow smaller investors to pool their resources to invest in diversified portfolios. Individual investors can select from a variety of mutual fund strategies to find those compatible with their unique investment goals, timelines and risk tolerance. In addition, mutual fund shares are liquid, and the funds are regulated by The Securities and Exchange Commission (SEC). Sit Mutual Funds has a variety of funds to fit your investment objectives, timelines and risk tolerance.

Performance

(Annual Returns as of May 31, 2020) (%)

	1 Year	3 Year	5 Year	10 Year
Developing Markets Growth[1] (SDMGX)	0.08	0.97	1.58	1.71
MSCI Emerging Markets Index[2]	-6.78	-2.55	-1.52	0.04
ESG Growth Class I (IESGX)	10.87	7.80	--	--
ESG Growth Class S (SESGX)	10.62	7.54	--	--
MSCI World Index[3]	6.80	5.91	--	--
International Growth[1] (SNGRX)	4.60	1.90	1.35	5.38
MSCI EAFE Index[4]	-2.81	-0.37	0.79	5.27
Large Cap Growth (SNIGX)	25.05	14.65	12.26	13.45
Russell 1000® Growth Index[5]	26.25	17.21	14.50	16.07
Mid Cap Growth (NBNGX)	15.45	9.30	6.93	11.00
Russell Midcap® Growth Index[6]	17.03	13.99	10.72	14.07
Small Cap Growth[7] (SSMGX)	11.16	7.72	4.62	9.87
Russell 2000® Growth Index[8]	7.32	7.72	6.34	11.72

Growth Funds

Growth funds' primary objective is long-term capital appreciation. Potential for a larger reward over time and has a fair amount of risk and volatility. Suitable for investors with longer time horizons.

	1 Year	3 Year	5 Year	10 Year
Balanced (SIBAX)	15.13	9.24	7.95	9.31
S&P 500® Index[9]	12.84	10.23	9.86	13.15
Bloomberg Barclays Aggregate Bond Index[10]	9.42	5.07	3.94	3.92
Dividend Growth Class I (SDVGX)	10.88	7.80	7.82	11.70
Dividend Growth Class S (SDVSX)	10.55	7.53	7.54	11.42
S&P 500® Index[9]	12.84	10.23	9.86	13.15
Global Dividend Growth[1] Class I (GDGIX)	9.64	6.33	5.22	8.46
Global Dividend Growth[1] Class S (GDGSX)	9.31	6.04	4.96	8.18
MSCI World Index[3]	6.80	5.91	5.84	9.28
Small Cap Dividend Growth[7] Class I (SSCDX)	2.58	1.57	--	--
Small Cap Dividend Growth[7] Class S (SDFSX)	2.31	1.28	--	--
Russell 2000® Index[11]	-3.44	1.98	--	--

Growth and Income Funds

A more balanced approach to investing. Asset appreciation and income generation objectives. Can accommodate varied investment objectives and risk tolerances.

	1 Year	3 Year	5 Year	10 Year
Minnesota Tax-Free Income[12,13] (SMTFX)	0.74	2.83	2.94	3.93
Bloomberg Barclays 5-Year Municipal Index[14]	3.83	2.75	2.72	2.89
Quality Income[15] (SQIFX)	2.70	1.87	1.37	--
Bloomberg Barclays 1-3 Year Gov't/Credit Index[16]	4.57	2.79	2.06	--
Tax-Free Income[12] (SNTIX)	0.22	3.02	3.54	4.53
Bloomberg Barclays 5-Year Municipal Index[14]	3.83	2.75	2.72	2.89
U.S. Government Securities[15] Class S (SNGVX)	4.66	3.01	2.23	2.07
U.S. Government Securities[15] Class Y[17] (SNGYX)	--	--	--	--
Bloomberg Barclays Intermediate Government Bond Index[18]	7.80	3.97	2.87	2.64

Income Funds

Primary objective is to generate current income. Best suited for investors seeking income, those with lower risk tolerance, and/or shorter investment timelines. May offer tax benefits.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sample Asset Allocation Portfolios

Your choice of investment products will depend on your investment goals and time horizons, as well as your tolerance for risk. A diversified portfolio of growth and income invested in an array of products helps investors weather market volatility and adapt to market trends.   Here are a few ways to allocate your portfolio to fit your goals, timelines, and risk tolerance.

Lower Risk/Reward   Higher Risk/Reward









● Income 70%
● Growth & Income 30%
● Growth 0%

● Income 45%
● Growth & Income 25%
● Growth 30%

● Income 30%
● Growth & Income 25%
● Growth 45%

● Income 20%
● Growth & Income 10%
● Growth 70%

Disclosure